Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

TMM EXTENDS EXCHANGE OFFERS FOR OUTSTANDING BONDS

(Mexico City, April 17, 2003) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A), the largest Latin American multi-modal transportation and logistics company, today announced that in light of the pending sale of the company's interest in its ports and terminals division, Grupo TMM expects that it will amend the terms of its previously announced exchange offers and consent solicitations for all of its outstanding 9 1/2 percent Senior Notes due 2003 and its 10 1/4 percent Senior Notes due 2006. While considering the terms of such an amendment, the company is extending the expiration of the offers to 5:00 p.m., New York City time, on Friday, April 25, 2003. This expiration may be further extended at Grupo TMM's discretion, and will be further extended in the event that the offer is restructured.

All terms and conditions of the exchange offers and consent solicitations other than the expiration date remain unchanged pending amendment. As of 5:00 p.m., New York City time, on April 17, 2003, approximately 29.09 percent of the outstanding 2003 notes, or $51,447,000 principal amount, had been tendered and not withdrawn, and 85.69 percent of the outstanding 2006 notes, or $171,372,000 principal amount, representing a majority of the 2006 notes, had been tendered and not withdrawn. Withdrawal rights will expire at 5:00 p.m., New York City time, on the Expiration Date as extended.

Citigroup Global Markets Inc. is acting as the dealer manager for the exchange offers and consent solicitations.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportacion Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com and TFM's web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

The exchange offers and consent solicitations are made solely by the prospectus dated March 5, 2003, as amended and supplemented. Copies of the prospectus and transmittal materials can be obtained from Mellon Investor Services LLC, the information agent for the exchange offers and consent solicitations, at the following address:

Mellon Investor Services
44 Wall Street, 7th Floor
New York, NY 10005
(888) 689-1607 (toll free)
(917) 320-6286 (banks and brokers)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM Notes. The exchange offers and consent solicitations are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM Notes. The exchange offers and consent solicitations are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.